





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Financial Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 17th Street Suite 950
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Van Sant — 303-292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd. Suite 240-480	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Van Sant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Financial Management Inc., as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BROOKE A WALTER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID# 20124027939
MY COMMISSION EXPIRES 04-27-2020

Brooke A Walter
exp 4.27.2020
Notary Public

John Van Sant
Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2018
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

Table of Contents



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Cascade Financial Management, Inc.
and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC (the Company) as of December 31, 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C.

Marietta, Georgia
February 27, 2019

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS

Cash	$	617,693
Cash deposits with clearing organizations		25,175
Commissions receivable		71,534
Employee advances		77,207
Prepaid expenses		33,162
Furniture and equipment at cost		7,306
Less: Accumulated depreciation of $102,481		
Cash surrender value of life insurance policy		98,452
Security deposits		17,729
Other assets		6,632
TOTAL ASSETS	$	954,890

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	46,794
Commissions payable		209,815
Profit sharing payable		38,004
Deferred rent payable		12,126
Deferred revenue		304,000
Total liabilities		610,739

STOCKHOLDERS' EQUITY

Common stock, no par value; 50,000 shares authorized, 275 shares issued and outstanding		0
Additional paid-in capital		292,349
Retained earnings		51,802
Total stockholders' equity		344,151
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	954,890

The accompanying notes are an intergral part of these financial statements

2

CASCADE FINANCIAL MANAGEMENT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES	
Net income	$ 64,496
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation	10,307
Decrease in cash deposits with clearing organization	49,831
Increase in commissions receivable	(62,570)
Decrease in security deposits	12,127
Decrease in other assets	2,107
Decrease in employee advances	812
Increase in prepaid expenses	(4,932)
Increase in cash surrender value of life insurance policy	(8,704)
Decrease in accounts payable and accrued expenses	(47,454)
Increase in commissions payable	63,680
Decrease in profit sharing payable	(964)
Increase in deferred revenue	25,000
Decrease in deferred rent payable	(7,645)
Net cash provided by operating activities	96,091
INVESTING ACTIVITIES	
Purchases of furniture and equipment	(1,625)
Net cash used in investing activities	(1,625)
NET INCREASE IN CASH	94,466
CASH AT BEGINNING OF YEAR	523,227
CASH AT END OF YEAR	$ 617,693
SUPPLEMENTAL DISCLOSURE	
Interest paid	-

The accompanying notes are an intergral part of these financial statements

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. ORGANIZATION AND NATURE OF BUSINESS

Cascade Financial Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on April 19, 2002. The Company has offices in Colorado, Florida, Missouri, and Texas and was incorporated as a Colorado corporation in 2002.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory and financial and insurance planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned, single member limited liability company ("LLC") subsidiary, CFMI Insurance Agency, LLC. All material intercompany balances and transactions are eliminated in consolidation.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). The Company follows the policy of capitalizing all major additions, renewals and betterments. Upon sale or retirement of property or equipment, the related cost and accumulated depreciation for such items are removed for balance sheet and any gain or loss is included in the results of operations. Depreciation expense for 2018 was $10,307.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Income Taxes

The Company elected and was granted S Corporation status effective January 1, 2014 and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as it is the responsibility of the Company's stockholders.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has not uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company's stockholders file income tax returns in the U.S. in both federal and state jurisdictions.

Date of Management's Review

The Company evaluated subsequent events through the date its financial statements were issued.

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board (FASB), has issues a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09, revenue from contracts with customers, prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenues as (or when) an entity satisfies the identified performance obligation(s).

Application of the standard in 2018 using the modified retrospective approach had no effect on the reported financial position, results of operations or related disclosures.

New Accounting Pronouncements

In February 2016 the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue in the period in which performance obligations are satisfied.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Insurance Fees

The Company recognizes revenue from sales of insurance products when the policy is issued and renewed (if applicable).

<u>Other Revenue</u>

The Company recognizes revenue in connection with transition assistance agreements with a service provider. Revenue is recognized as the Company satisfies its performance obligation which is that a related services agreement between the Company and the service provider is not terminated before the end of periods specified in the agreement. The Company recognized $75,000 of revenue in connection with this agreement in 2018 which is included in other revenue on the statement of operations.

4. COMMISSIONS RECEIVABLE

Commissions receivable consists of fees from sales of mutual fund and insurance products. The Company regularly reviews its commission receivable for any uncollectable amounts. The review for uncollectable amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of commission receivable, no allowance for doubtful accounts is considered necessary.

5. CASH DEPOSITS WITH CLEARING ORGANIZATION

The Company clears its customer transactions through a broker-dealer that is independent of the Company. The Company is contractually obligated to maintain deposits with the clearing organization. As of December 31, 2018, the Company had cash deposits of $25,175 with the clearing organization.

6. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements.

The Company also has a profit sharing plan for employees meeting certain service and age requirements. The Company's accrual as of December 31, 2018 was $38,004. The liability is reflected in profit sharing payable on the Consolidated Statement of Financial Condition. The expense is reflected in employee compensation and benefits on the Consolidated Statement of Operations.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $192,479 which was $151,763 in excess of its required net capital of $40,716. The Company's ratio of aggregate indebtedness to net capital was 3.17 to 1 at December 31, 2018.

8. COMMITMENTS

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future aggregate annual rentals for office space and equipment at December 31, 2018 are listed below:

Year ending December 31:	Amount
2019	77,277
2020	92,603
2021	91,810
2022	83,366
2023	86,398
2024	36,967
Thereafter	0
Total	$468,422

The Company leases premises pursuant to leases that contain periods of free rent. As of December 31, 2018, deferred rent payable of $12,126 arising from these leases is recorded in the statement of financial condition. Rent expense for the year ended December 31, 2018 was $174,504.

9. CONSOLIDATED SUBSIDIARY

CFMI Insurance Agency, LLC (the "Subsidiary") is a wholly-owned subsidiary of the Company. The Subsidiary was formed on May 10, 2002 in order to sell insurance policies.

The Subsidiary did not earn any revenue or incur any expenses during the year ended December 31, 2018. In addition, the subsidiary did not have any assets or liabilities as of December 31, 2018.

The Subsidiary is not a broker-dealer, thus, the Company is exempt from Appendix C of SEC Rule 15c3-1. There is no flow-through opinion of counsel included in this report. The Company does not guarantee, endorse nor assume direct or indirect obligations or liabilities of the Subsidiary. At December 31, 2018, the Subsidiary did not have any direct or indirect obligations or liabilities

10. RELATED PARTY TRANSACTIONS

The Company has an investment consulting relationship with Holmes and Turner Financial Services ("HTFS"), a company that is owned in part by the Company's CEO. The Company earned $389,630, in investment advisory fees and incurred $117,337 of commissions expense (net of reimbursed expenses of $5,040) pursuant to this arrangement for the year ended December 31, 2018. These amounts are included within investment advisory fees and commissions expense, respectively on the Consolidated Statement of Operations. As of December 31, 2018, the Company owed HTFS $9,539 which is included within commission payable on the Consolidated Statement of Financial Condition.

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY,
CFMI INSURANCE AGENCY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2018

		SCHEDULE I
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$	344,151
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Commission receivable		(9,630)
Employee advances		(77,207)
Prepaid expenses		(33,162)
Furniture and equipment, net		(7,306)
Security deposits		(17,729)
Other assets		(6,632)
Haircut on securities computed pursuant to 15c3-1(f)		(7)
NETCAPITAL	$	192,476
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	46,794
Commissions payable		209,815
Profit sharing payable		38,004
Deferred rent payable		12,126
Deferred revenue		304,000
Total aggregate indebtedness	$	610,739
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	40,716
Excess net capital		151,762
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		131,404
Percentage of aggregate Indebtedness to net capital		317.30%

There is no material difference in the above computation and the company's net capital as reported in the company's Part IIA (unaudited) amended FOCUS report as of December 31, 2018

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC
SUPPLEMENTARY SCHEDULES II & III
DECEMBER 31, 2018

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.


Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Cascade Financial Management, Inc.
and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Cascade Financial Management, Inc. and its Wholly-Owned Inactive Subsidiary CFMI Insurance Agency, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C.

Jerome Davies, CPA, P.C.
Marietta, Georgia
February 27, 2019

Cascade Financial Management Inc.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2018

We, as members of management of Cascade Financial Management Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R §240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

Cascade Financial Management Inc.



John Van Sant
President